UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 0-14289

GREEN BANKSHARES, INC.

401(K) PROFIT SHARING PLAN

(Full Title of Plan)

GREEN BANKSHARES, INC.

(Issuer of Securities Held Pursuant to Plan)

100 North Main Street

Greeneville, Tennessee 37743-4992

(Address of Principal Executive Office of Issuer and of Plan)

GREEN BANKSHARES, INC.

401(K) PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and December 31, 2010

(With Report of Independent Registered Public Accounting Firm Therein)

GREEN BANKSHARES, INC.

401(K) PROFIT SHARING PLAN

December 31, 2011 and December 31, 2010

Page(s)
Reports of Independent Registered Certified Public Accounting Firms	4-5

Financial Statements:

Statements of Net Assets Available for Benefits	6

Statement of Changes in Net Assets Available for Benefits	7

Notes to Financial Statements	8

Supplemental Schedule*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

Signatures	16

Exhibit 23 – Consents of Independent Registered Certified Public Accounting Firms

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

Plan Administrator of

Green Bankshares, Inc. 401(k) Profit Sharing Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Green Bankshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2011 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The financial statements of the Plan as of December 31, 2010 were audited by other auditors whose report dated June 24, 2011 expressed an unqualified opinion on those statements.

As further described in Note 1 to the financial statements, effective February 1, 2012, the Plan merged into the Capital Bank 401(k) Plan.

/s/ PricewaterhouseCoopers LLP

Miami, Florida

June 25, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Green Bankshares, Inc. 401(k) Profit Sharing Plan

Greeneville, Tennessee

We have audited the accompanying statement of net assets available for benefits of the Green Bankshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2010. This statement of net assets available for benefits is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of net assets available for benefits presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes Goodman LLP

Atlanta, Georgia

June 24, 2011

GREEN BANKSHARES, INC.

401(K) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and December 31, 2010

	2011	2010
Assets
Investments, at fair value	$22,427,212	$26,396,319
Notes receivable from participants	783,338	897,348
Cash	3,618	6,941

Net assets available for benefits	$23,214,168	$27,300,608

The accompanying notes are an integral part of these financial statements.

GREEN BANKSHARES, INC.

401(K) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011

2011
Additions to net assets attributed to:
Net depreciation in fair value of investments	$(1,393,139)
Dividends and interest	466,331

(926,808)

Contributions:
Participants	988,230
Other income	234

Total contributions	988,464

Total additions	61,656

Deductions to net assets attributed to:
Benefits paid to participants	4,144,513
Administrative expenses	3,583

Total deductions	4,148,096

Net decrease	(4,086,440)

Net assets available for benefits:
Beginning of year	27,300,608

End of year	$23,214,168

The accompanying notes are an integral part of these financial statements.

GREEN BANKSHARES, INC.

401(K) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and December 31, 2010

1.	Description of Plan

The following description of the Green Bankshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering eligible employees, as defined by the Plan, of GreenBank (“The Bank”) and other wholly-owned subsidiaries of Green Bankshares, Inc. (“Company”) or (“Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

GreenBank Merger with Capital Bank, NA — On September 7, 2011, GreenBank, which was formerly a wholly-owned subsidiary of the Company’s primary operating subsidiary and the legal employer of the Plan’s participants, merged with and into Capital Bank, NA, a national banking association and subsidiary of TIB Financial Corp., Capital Bank Corp., and Capital Bank Financial, Corp. (“CBF”), with Capital Bank, NA as the surviving entity. CBF is the owner of approximately 90% of the Company’s common stock, approximately 83% of Capital Bank Corp’s common stock and approximately 94% of TIB Financial’s common stock.

Plan Termination — The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, 100% of each participant’s account becomes nonforfeitable as of the date of termination.

Effective January 1, 2012, CBF created a new plan called the “Capital Bank 401(k) Plan” and this new plan will be offered to all of CBF’s employees. Effective February 1, 2012 the Plan merged with the Capital Bank 401(k) Plan and all Plan assets were transferred to Fidelity Management Trust Company, the trustee, custodian and recordkeeper of the Capital Bank 401(k) Plan.

Contributions — Eligible full-time employees over the age of 18 are permitted to make elective deferrals in any amount up to the maximum percentage allowable not to exceed the limits of Code Sections 401(k), 402(g), 404 and 415. Eligible employees may amend their salary savings agreements to change the contribution percentage on each payroll period during the plan year. The employer has adopted the 401(k) safe harbor provision whereby a non-elective contribution equal to 3% of eligible compensation will be made on behalf of all eligible participants. This 3% non-elective contribution is 100% vested. Effective August 1, 2009, the Board of Directors of the Plan Sponsor amended the Plan to suspend the non-elective contribution. As a result of this suspension, the Plan is not considered a safe harbor plan for the 2011 and 2010 plan years.

In addition, the employer may make a discretionary employer profit sharing contribution which shall be allocated to each eligible employee in proportion to his or her compensation (as defined by the Plan) as a percentage of their compensation. No discretionary profit sharing contributions were made for the year ended December 31, 2011.

Investment Options — Participants are allowed to direct the investment of their contributions into various options offered by the Plan and to change their investment mix at their discretion.

Participant Accounts — Each participant’s account is credited with the participant’s contribution and an allocation of (a) plan earnings, (b) employer non-elective and any employer discretionary contributions (if eligible), and (c) forfeitures of terminated participants’ non-vested accounts (if any) and charged with benefit payments and allocations of administrative expenses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are immediately vested in their voluntary contributions and safe harbor contributions plus actual earnings thereon and are 100 percent vested after two years of service in the profit sharing contributions. As a result of the Plan’s merger discussed in Note 1, all unvested amounts were vested as of the effective date of February 1, 2012.

Notes receivable from participants — Participants may borrow from their vested fund accounts with a $1,000 minimum and a maximum equal to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that currently range from 3.25 percent to 8.75 percent. The interest rate is fixed for the life of the loan and is generally based on the Prime Rate published in the Wall Street Journal on the first business day of the month in which the loan is originated. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits — After termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account, or substantially equal installments or annuities over any period not exceeding the life expectancy of the participant or the life expectancy of the participant and his or her designated beneficiary.

Forfeitures — Forfeitures are to be reallocated to participants in the same manner as employer contributions. At December 31, 2011 and 2010, forfeited non-vested accounts totaled $1,286 and $1,038, respectively. During 2011 and 2010, respectively, forfeitures of $1,050 and $891 were reallocated to participants.

Administrative Costs — The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions are charged directly to the participants account.

2.	Significant Accounting Policies

Basis of Accounting — For the year ended December 31, 2011 and 2010 the Plan’s basis of accounting was the accrual basis.

Recently Issued Accounting Standards — In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). The amended guidance of ASU 2011-04 (i) clarifies how a principal market is determined, (ii) establishes the valuation premise for the highest and best use of nonfinancial assets, (iii) addresses the fair value measurement of instruments with offsetting market or counterparty credit risks, (iv) extends the prohibition on blockage factors to all three levels of the fair value hierarchy, and (v) requires additional disclosures including transfers between Level 1 and Level 2 of the fair value hierarchy, quantitative and qualitative information and a description of an entity’s valuation process for Level 3 fair value measurements, and fair value hierarchy disclosures for financial instruments not measured at fair value. ASU 2011-04 is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The adoption of ASU 2011-04 is not expected to have a material impact on the Plan’s financial condition or results of operations.

Investments Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits — Benefits are recorded when paid.

Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from those estimates.

3.	Investments

The Plan’s investments are held by a bank administered trust fund. Investments that represent five percent or more of the Plan’s net assets at December 31 are as follows:

	2011	2010
Investments at fair value:
Washington Mutual Investors Fund	$3,761,122	$4,150,801
American Balanced Fund	2,422,720	2,721,720
New Perspective Fund	2,288,161	2,820,105
The Growth Fund of America	1,843,298	2,234,500
Capital World Growth and Income Fund	1,738,071	2,016,521
Money Market Fund	3,264,103	3,893,017
PIMCO Total Return	1,899,057	1,568,348

During 2011 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

2011
Mutual funds	$(519,427)
Common stocks	(873,712)

$(1,393,139)

4.	Tax Status

The Plan obtained its latest determination letter dated December 17, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. There are currently no audits in process from any taxing authorities for any tax periods.

5.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by American Funds Group. American Funds Group is the record-keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of common stock issued by the Company. The Company is the Plan Sponsor, as defined by the Plan. During the Plan year ended December 31, 2011, 120,990 shares of Green Bankshares, Inc. common stock were purchased at a cost of $324,690, and 58,024 shares were sold for $152,321, for a realized net loss of $32,112. The value of the Company’s common stock was $586,377 and $1,287,721 at December 31, 2011 and December 31, 2010, respectively. These transactions qualify as exempt party-in-interest transactions. The Plan recognized no dividend income related to Green Bankshares, Inc. during 2011.

Administrative expenses of the Plan were paid to American Funds Group, a party-in-interest. Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the plan, the employer, and certain others. Professional fees for the audit of the Plan and fees for the administration of the Plan were paid on behalf of the Plan by the Company. Professional fees paid by the Plan to the third party administrator totaled $3,584.

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7.	Reconciliation of Financial Statements to Form 5500

There were no reconciling items for the year ended December 31, 2011.

8.	Fair Value Measurements

The Financial Accounting Standards Board (“FASB”) issued a statement that defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in active markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds: The fair value of mutual fund investments are determined by obtaining the net asset value (NAV) of shares held by the Plan and are generally categorized as Level 1.

Common stock: Valued at the closing price reported on the active market on which the individual security is traded and are generally categorized as Level 1.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
Description	Level 1	Level 2	Level 3	Total
Equity mutual funds	$11,552,998	$—	$—	$11,552,998
Fixed income mutual funds	6,048,768	—	—	6,048,768
Balanced mutual funds	4,239,069	—	—	4,239,069
Common stock	586,377	—	—	586,377

Total assets at fair value	$22,427,212	$—	$—	$22,427,212

	Assets at Fair Value as of December 31, 2010
Description	Level 1	Level 2	Level 3	Total
Equity mutual funds	$13,450,219	$—	$—	$13,450,219
Fixed income mutual funds	6,387,105	—	—	6,387,105
Balanced mutual funds	5,271,274	—	—	5,271,274
Common stock	1,287,721	—	—	1,287,721

Total assets at fair value	$26,396,319	$—	$—	$26,396,319

9.	Subsequent Events

Effective February 1, 2012 the Plan merged with the Capital Bank 401(k) Plan and all Plan assets were transferred to Fidelity Management Trust Company, the trustee, custodian and recordkeeper of the Capital Bank 401(k) Plan.

SUPPLEMENTAL SCHEDULE

GREEN BANKSHARES, INC.

401(K) PROFIT SHARING PLAN

Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Part IV, Line 4i

December 31, 2011

EIN: 62-1222567

Plan Number 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
*	American Funds Group	American Balanced Fund, 133,190 shares	*	*	$2,422,720
*	American Funds Group	Capital World Growth and Income Fund, 54,213 shares	*	*	1,738,071
*	American Funds Group	The Growth Fund of America, 64,631 shares	*	*	1,843,298
*	American Funds Group	Intermediate Bond Fund of America, 64,974 shares	*	*	885,608
*	American Funds Group	New Perspective Fund, 88,345 shares	*	*	2,288,161
*	American Funds Group	Washington Mutual Investors Fund, 132,901 shares	*	*	3,761,122
*	American Funds Group	Money Market Fund, 3,264,103 shares	*	*	3,264,103
	AIM Advisors	Mid Cap Core Equity Fund, 14,912 shares	*	*	313,463
	Allianz Funds	Allianz NFJ Small Cap Value Fund, 35,445 shares	*	*	986,086
	Templeton Global Advisors	Templeton Foreign Fund, 105,202 shares	*	*	622,797
	PIMCO Funds	PIMCO Total Return, 174,706 shares	*	*	1,899,057
*	Green Bankshares	Common Stock, 465,378 shares	*	*	586,377
*	American Funds Group	2010 Target Date Retirement Fund, 11,458 shares	*	*	102,898
*	American Funds Group	2015 Target Date Retirement Fund, 61,147 shares	*	*	550,936
*	American Funds Group	2020 Target Date Retirement Fund, 20,594 shares	*	*	182,878
*	American Funds Group	2025 Target Date Retirement Fund, 20,894 shares	*	*	184,072
*	American Funds Group	2030 Target Date Retirement Fund, 16,733 shares	*	*	150,286
*	American Funds Group	2035 Target Date Retirement Fund, 21,797 shares	*	*	193,779
*	American Funds Group	2040 Target Date Retirement Fund, 27,190 shares	*	*	243,080
*	American Funds Group	2045 Target Date Retirement Fund, 11,090 shares	*	*	99,150
*	American Funds Group	2050 Target Date Retirement Fund, 12,279 shares	*	*	107,564
*	American Funds Group	2055 Target Date Retirement Fund, 159 shares	*	*	1,706

					$22,427,212

*	Participant loans ***	Loans with interest rates from 3.25% to 8.75%, maturing through October 2027	*	*	783,338

*	Party-in-interest

**	Cost information omitted for participate directed investments.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

EXHIBITS

The following documents are filed as exhibits to this Form 11-K:

23.1	Consent of Independent Registered Certified Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(K) Profit Sharing Plan Committee of Green Bankshares, Inc. has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN

	By:	The Green Bankshares, Inc.
401(K) Profit Sharing Plan Committee

Date: June 26, 2012	By:	/s/ Christopher G. Marshall
Christopher G. Marshall
Chief Financial Officer
(Authorized Officer and Principal Financial Officer)